FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number
1.	Nomura Acquires Nomura Research Institute Shares (Securities Code 4307)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 28, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Acquires Nomura Research Institute Shares (Securities Code 4307)

Tokyo, June 28, 2023—Nomura Holdings, Inc. (Nomura) today announced that wholly owned subsidiary Nomura Properties, Inc. (NPR) resolved at its annual general meeting of shareholders to distribute a portion of the shares it holds in Nomura Research Institute, Ltd. (NRI) to Nomura in the form of dividends in kind.

The acquisition constitutes not less than five percent of NRI shares on a voting rights basis, and is therefore considered a “buying up” of shares equivalent to a tender offer under Article 167, paragraph (1) of the Financial Instruments and Exchange Act and Article 31 of the Enforcement Order of the act.

By acquiring the shares, Nomura aims to drive efficiencies in the management of its equity holdings. Since the total number of NRI shares held by Nomura will remain the same on a consolidated basis after the acquisition, NRI will continue to be an equity method affiliate of Nomura.

Details of the dividends in kind are as follows.

Dividends in kind from NPR

NRI shares	46,583,000 shares of common stock (7.87% of total outstanding shares1) Effective date of distribution of the dividends in kind : June 28, 2023

The acquisition date of the shares is scheduled to be June 30, 2023.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	Number of outstanding shares calculated as 591,693,073 shares after excluding treasury stock from total outstanding shares of 593,652,242 as of March 31, 2023.